Grace Gold-Copper Project

Galore Creek

British Columbia, Canada

PIONEER

Pioneer Metals Corporation
Vancouver, B.C., Canada


YUKON
N.W.T.
ALASKA (USA)
Juneau
GALORE CREEK
Fort St John
ALBERTA
BRITISH
Prince Rupert
COLUMBIA
Calgary
Vancouver
U.S.A.

Base Map Provided By Pioneer Metals Corporation


N
LEGEND
Glacier Ice
Mineralization
IP Anomaly
Target Areas
Fault
Road
IP Survey Line
Tailings Site Outline
Pre2004 DDH
2004 Exploration DDH
2005 Exploration DDH
2005 Geotech DDH
2006 Planned Geotech DDH
2006 Condemnation DDH
Helicopter-borne
Total Magnetic Intensity (nT)
56,316 nT
57,821 nT
2 kilometers
Updated: July 11, 2006
PC05-10
PC05-11
PC04-01
PC05-07
PC05-08
PC05-09
PC05-15
PC05-16
PC04-02
PC04-03
PC04-04
PC05-12
PC90-10
PC04-05
PC05-14
PC05-13
PC04-06
M2
M1
WEST ONE FAULT
FAULT
North Rim
Zone
West Rim
Zone
Junction
Central
Fault
Galore Creek
Central
Zone
Butte
Zone
Southwest
Zone
Bountiful
Zone
West Fork
South 110 Creek
Zone
East Fork
East Fork Diversion Dam
Copper Canyon Claims
Copper Canyon Deposit
Stikine Copper JV Claims
Galore Creek Deposit
Saddle
Zone
Both Stikine Copper JV and Copper Canyon Properties under option to NovaGold Resources Inc.